Emerging Markets Growth Fund
December 31, 2017
Because the electronic format for filing Form N-SAR does not provide adequate space for responding to
Items 72DD1 and 72DD2, 73A1 and 73A2, 74U1 and74U2, and 74V1 and 74V2,
complete answers are as follows:
Item 72DD1 and 72DD2
Total income dividends for which record date passed during the period
Share Class	Total Income Dividends (000's omitted)
Class M	$30,206
Class F-3	$34
Total	$30,240
Class R-6*	$-
Total*	$-
Item 73 A1 and 73A2
Distributions per share for which record date passed during the period
Share Class	Dividends from Net Investment Income
Class M	$0.0936
Class F-3	$0.0933
Class R-6	$0.0894
Item 74U1 and 74U2
Number of shares outstanding
Share Class	Shares Outstanding (000's omitted)
Class M	323,975
Class F-3	394
Total	324,369
Class R-6	1
Total	1
Item 74V1 and 74V2
Net asset value per share (to nearest cent)
Share Class	Net Asset Value Per Share
Class M	$8.44
Class F-3	$8.44
Class R-6	$8.44
* Amount less than one thousand